Offer To Purchase For Cash
All Outstanding Shares of Common Stock
of
OMRIX BIOPHARMACEUTICALS, INC.
at
$25.00 NET PER SHARE
Pursuant to the Offer to Purchase dated November 25, 2008
by
BINDER MERGER SUB, INC.
a wholly-owned subsidiary of
JOHNSON & JOHNSON

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON DECEMBER 23, 2008, UNLESS THE OFFER IS EXTENDED.

November 25, 2008

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by Binder Merger Sub, Inc., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Johnson & Johnson, a New Jersey corporation, to act as Dealer Manager in connection with the Purchaser’s offer to purchase (the “Offer”) all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Omrix Biopharmaceuticals, Inc., a Delaware corporation, at a purchase price of $25.00 per Share, net to the seller in cash without interest, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 25, 2008 (the “Offer to Purchase”), and the related Letter of Transmittal enclosed herewith.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1. The Offer to Purchase;

2. The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, together with “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” providing information relating to backup federal income tax withholding and a Tax Declaration to be completed by all stockholders in connection with withholding of Israeli taxes;

3. A Notice of Guaranteed Delivery to be used to accept the Offer if the Shares and all other required documents cannot be delivered to Computershare Limited (the “Depositary”) by the expiration date of the Offer or if the procedure for book-entry transfer cannot be completed by the expiration date of the Offer;

4. A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

5. A return envelope addressed to the Depositary for your use only.

6. If you determine to tender your Shares in the Offer, we also request information as to whether you are eligible for an exemption from Israeli withholding tax by completing the enclosed Tax Declaration form and returning it with your Instruction Form. As described more fully in the Offer to Purchase, pursuant to Israeli tax law, Purchaser will withhold Israeli tax from the cash payment (if any) made to you with respect to Shares tendered by you and accepted for payment by Purchaser pursuant to the Offer, unless you are eligible for an exemption from Israeli withholding tax. In order to certify that you are eligible for an exemption from Israeli withholding tax, you must complete the enclosed Tax Declaration form certifying that you are a non-Israeli resident that (1) purchased the shares after the Initial Public Offering of the Omrix Biopharmaceuticals, Inc. shares on April 21, 2006 or (2) are qualified residents of a jurisdiction that has a dual income tax treaty with Israel providing for an exemption in Israel from capital gains on a sale of Israeli assets. We are (or our nominee is) the holder of record of Shares held by us for your account and therefore, you must submit the Tax Declaration to us [so that we can determine whether an exemption to Israeli withholding tax applies and we can instruct the Depositary Accordingly, ou are urged to consult your tax advisor regarding the application of Israeli income and withholding taxes (including eligibility for any Israeli withholding tax reduction or exemption, and the refund procedure). See Section 5 of the Offer to Purchase, which also sets forth important information with respect to U.S. backup withholding taxes.

Certain conditions to the Offer are described in Section 15 of the Offer to Purchase.

We urge you to contact your clients as promptly as possible. Please note that the Offer will expire at 12:00 midnight, New York City time, on December 23, 2008, unless the Offer is extended. Except as otherwise described in Section 4 of the Offer to Purchase previously tendered Shares may be withdrawn at any time until the Offer has expired and, if the Purchaser has not accepted such Shares for payment by January 23, 2009, such Shares may be withdrawn at any time after that date until the Purchaser accepts Shares for payment.

For Shares to be properly tendered pursuant to the Offer, (a) the share certificates or confirmation of receipt of such Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an “Agent’s Message” (as defined in the Offer to Purchase) in the case of book-entry transfer, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary or (b) the tendering stockholder must comply with the guaranteed delivery procedures, all in accordance with the Offer to Purchase and Letter of Transmittal.

The Purchaser will not pay any fees or commissions to any broker or dealer or other person (other than the Depositary and the Information Agent as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. The Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. The Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Information Agent or the undersigned at the addresses and telephone numbers set forth on the back cover of the Offer to Purchase.

Very truly yours,

Georgeson Securities Corporation

Nothing contained herein or in the enclosed documents shall render you the agent of the Purchaser, the Dealer Manager, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.